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                                                                    Exhibit 99.2



CONTACTS:         Duane Kimble                          Ken Di Paola
                  Baldwin Piano                         The Dilenschneider Group
                  (513) 754-4647                        (212) 922-0900


               BALDWIN PIANO REPORTS STRONGER SECOND QUARTER SALES

                     NET SALES UP 18%; SG&A EXPENSE REDUCED

       CONTRACT ELECTRONICS REPORTS SECOND CONSECUTIVE PROFITABLE QUARTER

         MASON, OHIO, August 3, 2000 -- Baldwin Piano & Organ Company (NASDAQ:
BPAO) today reported results for the second quarter and first half ended June 30, 2000.

         Net sales for the second quarter grew 18 percent to $33.8 million, up from $28.5 million a year ago, reflecting strong demand for Baldwin's Music products. The net loss from continuing operations for the quarter was $1,607,000, or 46 cents per share, versus a comparable loss of $2,132,000, or 61 cents per share, a year ago. In the second quarter of 1999, Baldwin recorded income from its discontinued retail financing operations of $770,000, or 22 cents per share, resulting in a final net loss of $1,362,000, or 39 cents per share, for the second quarter a year ago.

         For the first half, Baldwin's net sales rose 11 percent to $65.8 million, up from $59.1 million for the first six months of 1999. First-half losses from continuing operations decreased to $3,390,000, or 98 cents per share, down from last year's loss of $4,539,000, or $1.30 per share, which included restructuring and other non-recurring charges of 27 cents per share related to the consolidation of grand piano assembly operations. The company also reported first half 2000 per share earnings from discontinued operations of 25 cents, including a gain of 21 cents per share on the sale of Baldwin's retail financing subsidiaries. A year earlier, the company had reported earnings from discontinued operations of 38 cents per share. For the first six months, Baldwin reported a net loss of $2,515,000, or 73 cents per share, versus last year's net loss of $3,203,000, or 92 cents per share.

                                     -more-
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                                       -2-

         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin said, "We are encouraged by the strong sales growth we experienced in the second quarter. Contract Electronics (CE) had its second consecutive profitable quarter. Right now, all indicators point to further improvements in both Music and CE in future quarters.

         "In addition to top line growth, we experienced a sharp overall decline in selling, general and administrative expenses. Second quarter SG&A expense dropped significantly from 22 percent of sales a year ago to 17 percent of sales in our latest quarter. The drop reflects both higher sales and the impact of efficiencies and cost controls we have put in place over the last year or so.

         "Music's high cost of goods sold reflected the initial inefficiencies encountered in our consolidation of grand piano production and was the primary factor behind the second quarter loss. As production increases, these costs will decrease as a percentage of sales. By the end of the second quarter, grand piano production output had increased 25 percent versus the first quarter of 2000. Our operations are now producing at target output, and we anticipate achieving an additional 20 percent increase in production during the third quarter."

         Baldwin Piano & Organ Company has marketed keyboard musical products for over 138 years. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filing with the Securities and Exchange Commission.

   (Unaudited Consolidated Statement of Operations and Balance Sheet Attached)

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
                                           BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                                                 CONSOLIDATED SUMMARY OF OPERATIONS
                                              (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                             (UNAUDITED)
                                                                          THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                               JUNE 30,                            JUNE 30,
                                                                     --------------------------          ---------------------------
                                                                       2000              1999              2000              1999
                                                                     --------          --------          --------          --------

Net sales                                                            $ 33,832          $ 28,544          $ 65,807          $ 59,058
Cost of goods sold                                                     29,563            24,808            58,282            52,693
                                                                     --------          --------          --------          --------
  Gross profit                                                          4,269             3,736             7,525             6,365
Other operating income, net                                                24                84               191               273
Selling, general and administrative                                    (5,898)           (6,326)          (11,267)          (12,350)
Interest expense                                                         (888)           (1,043)           (1,818)           (1,710)
                                                                     --------          --------          --------          --------
  Earnings (loss) before income taxes                                  (2,493)           (3,549)           (5,369)           (7,422)
Income taxes                                                             (886)           (1,417)           (1,979)           (2,883)
                                                                     --------          --------          --------          --------
Net earnings (loss) from continuing operations                         (1,607)           (2,132)           (3,390)           (4,539)
Discontinued operations:
  Income from operations of Retail Financing to be
  disposed of  (net of income taxes of $537 in 2000
  and $644 in 1999)                                                      --                 770               875             1,336
                                                                     --------          --------          --------          --------
Net earnings (loss)                                                  $ (1,607)         $ (1,362)         $ (2,515)         $ (3,203)
                                                                     ========          ========          ========          ========

Earning (loss) per share
  Basic

    Earnings (loss)  from continuing operations                      $  (0.46)         $  (0.61)         $  (0.98)         $  (1.30)
    Earnings from discontinued operations                                --                0.22              0.25              0.38
                                                                     --------          --------          --------          --------
    Net earnings (loss)                                              $  (0.46)         $  (0.39)         $  (0.73)         $  (0.92)
                                                                     ========          ========          ========          ========
  Diluted

    Earnings (loss)  from continuing operations                      $  (0.46)         $  (0.61)         $  (0.98)         $  (1.30)
    Earnings from discontinued operations                                --                0.22              0.25              0.38
                                                                     --------          --------          --------          --------
    Net earnings (loss)                                              $  (0.46)         $  (0.39)         $  (0.73)         $  (0.92)
                                                                     ========          ========          ========          ========

Average number of shares outstanding                                    3,463             3,453             3,463             3,453
                                                                     ========          ========          ========          ========

Diluted number of shares outstanding                                    3,463             3,453             3,463             3,453
                                                                     ========          ========          ========          ========


                                                 CONSOLIDATED SUMMARY BALANCE SHEETS
                                                           (In Thousands)

                                                                                         JUNE 30,        JUNE 30,       DECEMBER 31,
                                                                                           2000            1999             1999
                                                                                       (UNAUDITED)      (UNAUDITED)
                                                                                        ----------      ----------      ------------
    Assets

  Receivables, net                                                                       $ 17,240        $ 12,553          $ 11,703
  Installment receivables retained                                                          4,124           6,111             5,344
  Inventories                                                                              49,003          46,432            38,786
  Other current assets                                                                     11,482           3,420            14,517
  Net assets of discontinued operations                                                      --            20,513            21,748
                                                                                        --------         --------          --------
    Total current assets                                                                   81,849          89,029            92,098
  Property, plant and equipment, net                                                       20,423          22,320            20,985
  Other assets                                                                             13,215          14,475            14,909
                                                                                         --------        --------          --------
    Total assets                                                                         $115,487        $125,824          $127,992
                                                                                         ========        ========          ========

Liabilities and Shareholders' Equity

  Current portion of long-term debt                                                      $  7,729        $ 13,470          $ 12,765
  Other liabilities                                                                        29,677          13,550            26,789
                                                                                         --------        --------          --------
    Total current liabilities                                                              37,406          27,020            39,554
  Long-term debt, less current portion                                                     24,913          38,517            32,582
  Other liabilities                                                                         2,044           2,399             2,168
  Shareholders' equity                                                                     51,124          57,888            53,688
                                                                                         --------        --------          --------
    Total liabilities and shareholders' equity                                           $115,487        $125,824          $127,992
                                                                                         ========        ========          ========
